Filed by Mid-America Apartment Communities, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colonial Properties Trust

Commission File No.: 1-12358

The following presentation was presented to investors on August 6, 2013:

Capital Markets Update August 2013 Exhibit 99.1

MAA overview
$4.7 billion total market capitalization, 165 Properties, 49,113 Units
– $8.7 billion total market capitalization, post merger
– Second largest multifamily REIT based on unit count: 85,000 units, post merger
19+ year established public company platform
Diversified across 13 states and 45 markets
– 14 states and 50 markets, post merger
Long-tenured management team; sophisticated public company board of directors
A+ to B quality portfolio; appealing to broadest segment of rental market
Average age of 15 years
96% same store occupancy at June 30
Average same store revenue per unit of $971 for 2Q13
Focus on the
High-Growth
Sunbelt
Region
High Quality
Portfolio
Compelling
Growth Model
Investment
Grade Balance
Sheet
Significant deal flow; $1.1 billion in acquisitions (avg age 4.4 years) over last 5 years
$232 million development and lease-up pipeline (6 properties with 1,774 units)
– $439 million active multifamily development and lease-up pipeline (12 properties with 3,274 units), post merger
Active in both large and secondary markets across Sunbelt region
Investment grade rated balance sheet
Debt/Market Capitalization of 36%
Debt/Gross Assets of 43%
Unencumbered asset gross book value $2.2 billion

2Q13 results ahead of expectations
FFO per diluted share and unit of $1.27, 12% growth over
2Q12 and $0.05 above the midpoint of guidance previously
provided.
1
Same store results over 2Q12:
– NOI increased 5.5%
– Revenue increased 4.4%, supported by a 4.1% increase in
average effective rent
– Occupancy increased 0.1%, ending the quarter at 96.0%
(1) Excludes $5.7 million of merger related expenses.
Acquired 2 properties totaling 576 units for $71.1 million
and sold 4 properties totaling 1,044 units for $74.0 million.

$2.87
$3.00
$3.20
$3.33
$3.55
$3.73
$3.79
$3.77
$3.98
$4.57
$4.93
2003³
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013E
FFO / share
$2.34 $2.34
$2.35
$2.38
$2.42
$2.46 $2.46 $2.46
$2.51
$2.64
$2.78
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013E
Dividend / share
-50
0
50
100
150
200
250
300
350
06/30/03 06/29/04 06/29/05 06/29/06 06/29/07 06/28/08 06/28/09 06/28/10 06/28/11 06/27/12 06/28/13
MAA MSCIUS REIT Index Multifamily peers
%
Proven strategy and long term
outperformance
(2)  1Q & 2Q  2013 dividends / share annualized
Note: Multifamily peers include AIV, AVB, BRE, CLP, CPT, EQR, ESS, HME, PPS, UDR
2
4
321%
219%
179%
(3)  Excludes the write-off of original issuance costs for preferred shares redeemed
(4)  Mid point of 2013E FFO / share guidance
4
3
MAA dividend growth  – 10 years
MAA FFO growth  – 10 years
Total return performance – 10 years

5
Strategy

Build
Consistent
Growing Cash
Flow
Reduce
Volatility
Establish
Competitive
Strengths
Disciplined
Capital
Deployment
Maintain
Strong
Balance Sheet
Strategy
Retain ready access to unsecured debt market; retain “balanced” debt strategy
Focus on high-growth region and markets
Appeal to wide range of rental market
Maintain young portfolio
Diversify across both large and secondary markets
Maintain strong balance sheet; access to capital
Maintain organizational stability
Maintain disciplined approach to new development
Capture significant deal flow; leverage cost of capital and execution capabilities
Use scale to drive higher operating margins
Attract and retain top-tier talent
IRR focused capital deployment model
Regional expertise provides in-depth market knowledge
Robust due diligence program
Maintain investment grade metrics
Maintain minimal and very manageable new development exposure

Full cycle outperformance
MAA has generated higher average growth combined with lower volatility than peers
Same store NOI growth
6
MAA average: 3.2%
Peer  average: 3.1%
MAA 2009
trough: (1.8%)
(8.0)%
(6.0)%
(4.0)%
(2.0)%
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
2005 2006 2007 2008 2009 2010 2011 2012 2013
MAA Multifamily peers
Peer 2009
trough: (4.7%)
Source:  Green Street Residential Sector Update – May 30, 2013
Note:  Multifamily peers include BRE, CLP, CPT, ESS, HME, PPS, UDR

Enhanced diversification across
high-growth Sunbelt Region post merger
Continued commitment to a portfolio strategy focused on high-growth markets across the Sunbelt Region allocated across both large and secondary markets, to capture superior risk-adjusted performance over the full market cycles
Portfolio distribution
by total units ¹
less than 2,000 Units
2,000–5,000 Units
greater than 5,000 Units
Note:  Includes all multifamily properties, including
stabilized, lease up and joint venture communities
(1)  Breakdown based on number of total multifamily
2Q13 NOI, including stabilized, lease-up and joint
venture communities (at share)
Distribution by large markets
Large Markets % of Same Store 2Q13 NOI
1 Dallas / Fort Worth 11.5%
2 Raleigh 6.8%
3 Atlanta 6.7%
4 Austin 6.4%
5 Charlotte 6.1%
6 Nashville 4.7%
7 Jacksonville 4.5%
8 Tampa 3.4%
9 Orlando 3.3%
10 Houston 3.1%
61
%
of total
Distribution by secondary markets
Secondary Markets % of Same Store 2Q13 NOI
1 Memphis 3.9%
2 Charleston 3.5%
3 Savannah 3.4%
4 Birmingham 2.7%
5 Richmond 2.6%
6 Greenville 1.9%
7 Jackson 1.7%
8 Little Rock 1.4%
9 Columbus 1.3%
10 Lexington 1.1%
39
%
of total
Note: Other large markets includes 3 additional MSAs; Other secondary markets includes 27 additional MSAs
(2)  Distribution based on number of same store multifamily 2Q13 NOI
7
Nevada
Arizona
Texas
Missouri
Arkansas
Alabama
Kentucky
Virginia
North
Carolina
South
Carolina
Georgia
Florida
Mississippi
Tennessee
2
2

Synergy and enhanced value creation
potential through merger
Significant overlap in asset footprint creates potential
for overhead synergies and operating margin
improvement
Significant overlap in technology to drive and track
performance, leading to minimal business disruption
Opportunity to improve cost structure by leveraging a
combined business platform across a significantly
larger asset portfolio; efficiencies from scale
Estimated total run-rate annual synergies of $25mm
Potential for additional synergies include improved debt
costs and opportunities for scale efficiencies
Strengthened platform through integration of best
practices of both companies
Dominant Sunbelt region platform drives superior deal
flow and execution capabilities
Market Station - Kansas City, MO
Colonial Grand at Double Creek - Austin, TX

Merger timeline
Announcement
June 3, 2013
Expected Close
September 2013
Full Integration
December 2014
April 2014
Identified $25M of synergies:
75% personnel
25% non-personnel
Numerous due-diligence site
visits
Exchange of non-public
financial information; extensive
due diligence and valuation
analysis
Pre-announcement review with
Rating Agencies; day of
announcement up-grade by
S&P and reaffirmation of ratings
by Moody’s and Fitch
Lender consents on $2.6 billion
in debt
Numerous joint management
site visits
Final management structure in
place
Formally launch new corporate
identity
Estimate 40-50% of synergies
realized
Consolidated financial reporting
and forecasting capabilities fully
in place
Early integration efforts
complete
Estimate capturing 70-80% of
synergy opportunity
Realize 100% of synergy
opportunity
Full systems integration
complete
All legacy CLP commercial
assets sold

Significant presence in both large and
secondary, high growth markets
Source:  Moody’s
Note:  Highlighted markets represent 59% of New MAA’s multifamily portfolio (weighted by units)
U.S. average: 2.0%
Large markets with meaningful presence Major non-MAA markets
10
3.7%
3.2% 3.2%
3.0%
2.8%
2.6%2.6%
2.5%
2.3% 2.3%
2.1%
2.0%
2.8%
2.4%
2.1%
2.0% 2.0%
1.8%1.8%1.8%
1.6%
1.5%
1.4%
1.2%
0.8%
5-year projected employment growth CAGR (%)
MAA’s combined new, large markets are on a weighted average basis projected to show 2.8%
job growth over the next 5 years vs. U.S. average of 2.0%

New MAA will have an enhanced full cycle
market focus across the Sunbelt region
Top 10 markets by NOI 2Q13 unit count by market
% of 2Q13 same store NOI by market
1
2
3
4
5
6
7
8
9
10
MAA
DFW
Jacksonville
Nashville
Memphis
Houston
Atlanta
Raleigh
Austin
Tampa
Greenville
CLP
Charlotte
DFW
Raleigh
Austin
Atlanta
Orlando
Charleston
Savannah
Birmingham
Richmond
New MAA
DFW
Raleigh
Atlanta
Austin
Charlotte
Nashville
Jacksonville
Memphis
Charleston
Tampa
Markets with 5-year projected employment growth above national average
11
54.8%
69.1%
61.0%
45.2%
30.9%
39.0%
MAA CLP New MAA
Large markets Secondary markets
24,866
24,252
49,118
23,091
10,037
33,128
MAA CLP New MAA
Large markets Secondary markets
47,957
34,289
82,246

External growth – acquisition activity
Price Cap
(000s) Units Rate Age
MAA Acquisitions by Year
(wholly-owned):
2009 78,300 $         1,064       6.9% 4
2010 230,050 $       2,138       6.0% 1
2011 362,515 $       3,055       5.9% 3
2012 345,075 $       2,451       5.6% 6
2013 YTD 103,642 $       886          5.9% 4
1,119,582 $    9,594       5.9% 4
MAA Dispositions by Year
(wholly-owned):
2009 29,800 $         840          7.0% 27
2010 - $                -
2011 23,950 $         534          6.5% 27
2012 113,200 $       2,254       6.8% 23
2013 YTD 74,000 $         1,044       6.6% 23
240,950 $       4,672       6.7% 24

Active capital redeployment

New MAA will have enhanced deal flow
opportunities
•
MAA purchase: Sept. 2011
•
MSA: Dallas, TX
•
Acquisition price: $47mm
•
Total units: 456
•
Year built: 2008
•
Occupancy: 96%
•
MAA purchased: July 2012
•
MSA: Atlanta, GA
•
Acquisition price: $64mm
•
Total units: 349
•
Year built: 2008
•
Occupancy: 92%
•
CLP purchase: March 2013
•
MSA: Orlando, FL
•
Acquisition price: $43mm
•
Total units: 280
•
Year built: 2009
•
Occupancy: 95%
•
CLP purchase: Nov. 2012
•
MSA: Dallas, TX
•
Acquisition price: $43mm
•
Total units: 306
•
Year built: 2006
•
Occupancy: 95%

Legends at Lowe’s Farm Colonial Reserve at Las Colinas
Colonial Grand at Windemere Allure at Brookwood

New MAA will maintain a disciplined
approach to new development
Expected stabilized NOI yield between 7% and 8%
Active multifamily development pipeline ($mm, except per unit costs)
Total 1,802 $120.0 $122.8 $242.8 $135
Total Expected
MSA Units to Date to Complete Total Per Unit Stabilization
MAA
River's Walk Charleston 270            27.1 $          6.3 $                33.4 $          124 $       4Q14
220 Riverside Jacksonville 294            10.7 $          29.7 $              40.4 $          137 $       4Q15
Subtotal: MAA 564            37.8 $          36.0 $              73.8 $          131 $
CLP
CR at South End Charlotte 353            38.6 $          20.7 $              59.3 $          168 $       4Q14
CG at Ayrsley Phase II Charlotte 81              8.3 $             0.8 $                9.1 $             112 $       4Q13
CG at Randal Lakes Orlando 462            35.7 $          21.3 $              57.0 $          123 $       1Q15
CG at Lake Mary III Orlando 132            3.8 $             12.3 $              16.1 $          122 $       2Q14
CG at Bellevue Phase II Nashville 220            4.0 $             25.3 $              29.3 $          133 $
Subtotal: CLP 1,248        90.4 $          80.4 $              170.8 $        131 $
Total 1,812    128.2 $   116.4 $     244.6 $   135 $
Cost Expected Cost

% of unencumbered assets New MAA capital structure
39.2%
debt / market capitalization
Note:  As of 8/1/13. Includes pro rata share of unconsolidated joint venture debt
Floating vs. fixed rate debt
Unsecured vs. secured debt
Strong investment grade balance sheet –
capital structure profile

Debt / LTM EBITDA LTM fixed charge coverage ratio
Source:  Company filings, SNL Financial
(1)  EBITDA includes $25mm of synergies pro forma for the transaction
Debt / gross assets Secured debt / gross assets
Moody’s Baa1
BBB BBB+ BBB BBB BBB S&P BBB+ BBB+
Baa1 Baa3 Baa2 Baa2 Baa2 Baa2 Moody’s Baa1
BBB BBB+ BBB BBB BBB S&P BBB+ BBB+
Baa1 Baa3 Baa2 Baa2 Baa2 Baa2
Moody’s Baa1
BBB+ BBB BBB+ BBB BBB S&P BBB BBB+
Baa3 Baa1 Baa2 Baa2 Baa2 Baa2 Moody’s Baa3
BBB BBB+ BBB+ BBB BBB S&P BBB+ BBB
Baa1 Baa2 Baa1 Baa2 Baa2 Baa2
1
BBB+ BBB+ BBB+ NR BBB+ Fitch NR NR BBB+ NR
BBB+
NR BBB+ Fitch BBB+ NR
GAV($bn)$17.3 $3.3 $7.1 $4.3 $28.0 $8.8 $6.2 GAV($bn) $3.3 $7.1 $4.3 $17.3 $28.0 $8.8 $6.2 $7.8 $7.8
NR BBB+ BBB+ BBB+ NR Fitch BBB+ NR NR BBB+ BBB+ BBB+ NR Fitch BBB+ NR
Investment grade balance sheet metrics
16
1
4.5x
6.0x 6.0x
6.3x
6.4x
6.5x
7.9x
8.1x
3.0x
4.0x
5.0x
6.0x
7.0x
8.0x
9.0x
AVB CPT PPS EQR BRE New
MAA
ESS UDR
4.6x
3.8x
3.5x 3.5x
3.4x
3.0x
2.7x 2.7x
0.0x
0.5x
1.0x
1.5x
2.0x
2.5x
3.0x
3.5x
4.0x
4.5x
5.0x
AVB CPT PPS EQR New
MAA
ESS BRE UDR
14%
15%
17%
22% 22%
23%
24%
29%
0%
5%
10%
15%
20%
25%
30%
35%
PPS CPT BRE AVB EQR New
MAA
UDR ESS
33%
35%
38%
39%
42%
43%
47%
51%
30%
35%
40%
45%
50%
55%
AVB PPS CPT BRE EQR New
MAA
UDR ESS

Opportunity
•
MAA is currently priced at a multiple and
implied cap rate discount to the sector
average.
•
Implies long term same store earnings growth
rate is 100bps lower than sector; actual is
fully in line with sector
•
Actual historical results and current position
suggest otherwise
•
MAA’s historical long-term internal same
store growth (and overall FFO growth)
performance exceeds the sector average;
established record of exceeding regional
‘market’ performance levels and sector
‘averages’.
Implied 10 Year IRR
•
MAA outperforms by 100 bps on unleveraged basis
with continued cap rate discount.
•
MAA outperforms by 175 bps on a leveraged basis.
1
•
MAA outperforms by 370 bps on a leveraged basis by
capturing the sector’s current average cap rate.
17
5.4%
6.4%
3.0%
3.0%
0%
2%
4%
6%
8%
10%
Sector Average MAA
Market Implied Cap Rate
Same Store Growth
Total Implied Unleveraged Return
Source:  Current cap rates from BMO REIT Equity Weekly – July 29, 2013; 2004-2013YTD
(1) Represents amplification of outperformance on a margin basis: 50%/50% cash/debt and
5% interest rate.
same store growth from Green Street Residential Sector Update – May 30, 2013

Strategy and long-term outlook
Optimize cash flow growth through “full-cycle”
Support growing and secure dividend
Deliver superior long-term risk-adjusted returns
Focus on high-growth Sunbelt markets
Prudent capital deployment practices
Disciplined approach to new development
Proactive capital recycling program
Build competitive advantages in local markets
Develop New MAA brand value

High quality, well located properties in
large markets

Bella Casita at Las Colinas
Tattersall at Tapestry Park
Allure at Brookwood
1225 South Church
Charlotte, NC     Phase I 2010 Acquisition
            Phase II Development
Atlanta, GA    2012 Acquisition
Jacksonville, FL    2011 Acquisition
Dallas, TX    2010 Acquisition

High quality, well located properties in
secondary markets

Haven at Blanco
Rivers Walk
Charleston, SC    Development
Market Station
Kansas City, MO    2012 Acquisition
San Antonio, TX    2012 Acquisition
Ridge at Chenal Valley
Little Rock, AR    Development

Eric Bolton, MAA
CEO
901-248-4127
eric.bolton@maac.com
Al Campbell, MAA
CFO
901-248-4169
al.campbell@maac.com
Leslie Wolfgang, MAA
Investor Relations
901-248-4126
leslie.wolfgang@maac.com
Jennifer Patrick, MAA
Investor Relations
901-435-5371
jennifer.patrick@maac.com
21
Certain matters in this presentation may constitute forward-looking statements within the meaning of Section 27-A of the
Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. Such statements include, but are not limited to, statements made about anticipated economic and market conditions, expectations for future demographics, the impact of competition, general changes in the apartment industry, expectations for acquisition and joint venture performance, ability to pay dividends and the ability to obtain financing at reasonable rates. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including a downturn in general economic conditions or the capital markets, competitive factors including overbuilding or other supply/demand imbalances in some or all of our markets, changes in interest rates and other items that are difficult to control such as the impact of legislation, as well as the other general risks inherent in the apartment and real estate businesses.
Reference is hereby made to the filings of Mid-America Apartment Communities, Inc., with the Securities and Exchange
Commission, including quarterly reports on Form 10-Q, reports on Form 8-K, and its annual report on Form 10-K, particularly including the risk factors contained in the latter filing.

Additional Information about the Proposed
Merger Transaction and Where to Find It
In connection with the proposed transaction, MAA expects to file with the SEC a registration statement on Form S-4 that will include a definitive joint proxy statement of MAA and Colonial Properties Trust that also constitutes a prospectus of MAA. MAA and Colonial
Properties Trust also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE
URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE
SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may
obtain a free copy of the definitive joint proxy statement/prospectus and other relevant documents filed by MAA and Colonial
Properties Trust with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by MAA with the SEC will be available free of charge on MAA’s website at www.maac.com or by contacting MAA Investor Relations at 901-682-6600. Copies of the documents filed by Colonial Properties Trust with the SEC will be available free of charge on Colonial Properties Trust’s website at www.colonialprop.com or by contacting Colonial Properties Trust Investor Relations at 205-250-8700.
MAA and Colonial Properties Trust and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about MAA’s executive officers and directors in MAA’s definitive proxy statement filed with the SEC on March 22,
2013. You can find information about Colonial Properties Trust’s executive officers and directors in Colonial Properties Trust’s definitive proxy statement filed with the SEC on March 13, 2013. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from MAA or Colonial Properties Trust using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
22